Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2010	2009	2010	2009

Income before income taxes	$1,371	$1,250	$3,109	$2,918
Interest	95	98	290	284
Portion of rentals deemed to be interest	18	18	51	57

Income available for fixed charges	$1,484	$1,366	$3,450	$3,259

Fixed charges:
Interest	$95	$98	$290	$284
Portion of rentals deemed to be interest	18	18	51	57

Total fixed charges	113	116	341	341
Preferred stock dividend requirements	1	1	3	3

Total fixed charges and preferred stock dividend requirements	$114	$117	$344	$344

Ratio of earnings to fixed charges	13.17	11.72	10.12	9.56

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	13.06	11.61	10.03	9.47

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.